Sophia Hudson, P.C. To Call Writer Directly: +1 212 446 4750 sophia.hudson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

October 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Tracey Houser,

Brian Cascio,

Dillon Hagius,

Suzanne Hayes

Re:	Evotec SE

Amendment No. 1 to Registration Statement on Form F-1

Filed October 22, 2021

File No. 333-260143

Dear Ms. Houser, Mr. Cascio, Mr. Hagius, and Ms. Hayes:

On behalf of our client, Evotec, SE (the “Company”), we set forth below the Company’s responses to the letter, dated October 26, 2021, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to the Registration Statement on Form F-1 filed by the Company on October 22, 2021 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is submitting an amendment to the Registration Statement (the “Amendment”)

Austin     Bay Area     Beijing     Boston     Brussels     Chicago     Dallas     Hong Kong     Houston     London     Los Angeles     Munich     Paris     Shanghai     Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 26, 2021

concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 1 to Registration Statement on Form F-1

Business

Overview of Disclosed Clinical Stage Pipeline Assets, page 126

1.	Staff’s comment: We note your response to comment 4. Please also update the table on page 126.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the table on page 131.

(4) Segment information, page F-40

2.

Staff’s comment: We note the revised and expanded disclosures provided in MD&A in response to comment 6. As previously requested, please revise your segment footnote to present operating income/(loss) as the performance measure in your segment footnote disclosures for all periods presented in accordance with IFRS 8.26. As part of your response, provide us with a detailed description of the CODM reports that describes how and where all of the segment profit measures are presented, how often these reports are received, and whether the Board of Directors receives these same reports or other reports and whether or not all of the segment profit measures are included. To the extent that you continue to include segment adjusted EBITDA in MD&A, provide all of the disclosures required by Item 10(e) of Regulation S-K, as segment adjusted EBITDA would represent a non-GAAP measure. Specifically note that segment operating income/(loss) would be the most directly comparable financial measure calculated and presented in accordance with IFRS-IASB.

Response: The Company acknowledges the Staff’s comment and has amended the disclosures on pages F-8 and F-40 and MD&A on pages 77 and 79 of the Amendment to reflect segment operating income (loss) as the measure of operating performance. The Supervisory Board and Management Board (the CODM) receive a monthly reporting package of approximately 20 pages which first reflects Key Performance Indicators (KPIs) and includes guidance information on a group level (actual vs. budget and prior period) for Revenues, Unpartnered R&D and Adjusted EBITDA. Consistent with this level of detail, the segment KPIs include Revenues and Adjusted EBITDA on an actual and budgeted basis. Additionally, following the KPIs and a group P&L, around page 4, the reporting package

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 26, 2021

includes P&L information (consistent with level of detail of the group P&L) at the segment level down to operating income (loss) as the Company does not allocated income taxes or financing results to its segments. The reporting package then reflects operating information, such as group balance sheet, cash flows, capital expenditures, FTE development, order book status, etc. The last section includes explanations in the form of text and tables which include more detailed information regarding actual vs. budget and prior period performance (approximately 10 pages).

Therefore, the CODM has several performance measures available to evaluate performance of the segments and to allocate resources. As the CODM has several measures available to them, the Company has, consistent with IAS 8.26, reflected segment operating income (loss) as that is the measure consistent with those used in measuring the corresponding amounts its financial statements.

Additionally, the Company has included Segment Adjusted EBITDA as a non-GAAP measure in MD&A and has reconciled Segment Adjusted EBITDA to operating income (loss) pursuant to Item 10(e) of Regulation S-K on pages 78 and 80.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 26, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this matter, please contact the undersigned at (212) 446-4750 or by e-mail at sophia.hudson@kirkland.com.

Sincerely,

Sophia Hudson, P.C.

VIA E-MAIL

cc:  Werner Lanthaler

Enno Spillner

Evotec S.E.

Morgan Hill

Kirkland & Ellis LLP

Nathan Ajiashvili

Alison Haggerty

Latham & Watkins LLP